FORM N-8F

I.       General Identifying Information

1. Reason fund is applying to deregister:

         Merger

2. Name of Fund:

         Jefferson Pilot Variable Fund, Inc.

3. Securities and Exchange Commission File No.: 811-04161

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code)

         One Granite Place, Concord, NH 03301

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Craig D. Moreshead, Esq., One Granite Place, Concord, NH 03301 (603-226-5706)

7. Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the ACT [17 CFR 270.31a-1, 31a-2]:

          Craig D. Moreshead and John Weston,
          One Granite Place, Concord, NH 03301 (603-226-5706)

8. Classification of fund: Management Company

9. Subclassification if the fund is a management company: Open-end

10. State law under which the fund was organized or formed: Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Mellon Capital Management Corporation, 595 Market Street, Suite 3000, San Francisco, California 94105; Credit Suisse Asset Management, LLC, 466 Lexington Avenue, New York, New York 10017; Jefferson Pilot Investment Advisory Corporation, One Granite Place, Concord, New Hampshire 03301; Strong Capital Management, Inc., P.O. Box 2936, Milwaukee, Wisconsin 53201; Barclays Global Fund Advisors, 45 Fremont Street, San Francisco, California 94105; Lord, Abbett & Company, 767 Fifth Avenue, New York, New York 10153; Templeton Investment Counsel, LLC, 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida 33394; Massachusetts Financial Services Company, 500 Boylston Street, Boston, Massachusetts 02116; Dalton, Greiner, Hartman, Maher & Co, 565 Fifth Avenue, Suite 2101, New York, New York 10017; Wellington Management Company, LLP, 75 State Street, Boston, Massachusetts 02109; Turner Investment Partners, Inc., 1235 West Lakes Drive, Suite 350, Berwyn, Pennsylvania 19312; Marsico Capital Management, LLC, 1200 17th Street, Suite 1300, Denver, Colorado 80202; T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202; Janus Capital Management LLC, 100 Fillmore Street, Denver, Colorado 80206.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Jefferson Pilot Variable Corporation, One Granite Place,
         Concord, NH 03301

13. N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund? Yes

         JPF Separate Account A of Jefferson Pilot Financial Insurance Company File No. 811-04160
         One Granite Place, Concord, NH 03301

         JPF Separate Account C of Jefferson Pilot Financial Insurance Company File No. 811-08230
         One Granite Place, Concord, NH 03301

         JPF Variable Annuity Separate Account of Jefferson Pilot Financial Insurance Company
         File No. 811-09779
         One Granite Place, Concord, NH 03301

         JPF Variable Annuity Separate Account II of Jefferson Pilot Financial Insurance Company
         File No. 811-08374
         One Granite Place, Concord, NH 03301

         Jefferson Pilot Separate Account A of Jefferson-Pilot Life Insurance Company
         File No. 811-02188
         100 N. Greene Street, Greensboro, NC 27401

         Jefferson Pilot Separate Account B of Jefferson Pilot LifeAmerica Insurance Company
         File No. 811-08470
         100 N. Greene Street, Greensboro, NC 27401

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                Yes - November 6, 2006

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                Yes - March 15, 2007

II.      Distribution to Shareholders

16. Has the fund distributed any assets to its shareholder in connection with the Merger or Liquidation?

         Yes - The merger was part of a reorganization, whereby all of the assets and liabilities of the corporation became assets and liabilities of the acquiring fund. Shareholders exchanged shares in the corporation for a number of corresponding acquiring fund shares. The number of full and fractional shares of the acquiring fund issued to shareholders of the corporation was determined on the basis of the relative net asset values of the corporation and the acquiring fund as of 4:00 p.m. Eastern Standard Time on the date of the merger.

17. N/A

18. Has the fund distributed all of its assets to the fund's shareholder?
                Yes

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
                No

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? No

21. Does the fund have any outstanding debts (other than face-amount certificate if the fund is a face-amount certificate company) or any other liabilities?
                 No

IV.      Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation

         (i) Legal expenses:            $270,003.10 (estimated)
        (ii) Accounting expenses:        $49,740.00
       (iii) Other expenses:            $343,168.76 (proxy solicitation,
                                                     mailing, tabulation)
                                        $329,990.82 (brokerage fees)
                                        $ 97,979.00 (premium for Professional
                                        -----------  Liability tail policy)
                      Total expenses: $1,090,881.68

      (b) How were those expenses allocated? The expenses were allocated between The Lincoln National Life Insurance Company ("Lincoln Life"), the LVIP Growth and Income Fund, the LVIP Bond Fund, the LVIP S&P 500 Fund, the LVIP Delaware Managed Fund, the LVIP Small-Cap Index Fund, and Janus Capital Management LLC.

      (c) Who paid those expenses? Lincoln Life paid $814,932.79 for legal expenses, accounting expenses, proxy costs, tail policy, and a portion of the brokerage fees. The LVIP Growth and Income Fund paid $20,352.75 (brokerage fees). The LVIP Bond Fund paid $10,490.00 (brokerage fees). The LVIP S&P 500 Fund paid $798.30 (brokerage fees). Janus Capital Management LLC paid $10,443.13 (brokerage fees). The LVIP Delaware Managed Fund paid $78,748.60 in brokerage fees associated with repositioning the Balanced Portfolio's portfolio holdings in connection with its merger into the LVIP Delaware Managed Fund, which cost will be subject to partial reimbursement by Lincoln Life in accordance with a methodology approved by the Board of Trustees of the Lincoln Variable Insurance Products Trust. The LVIP Small-Cap Index Fund paid $155,116.11 in brokerage fees associated with repositioning the Small Company Portfolio's portfolio holdings in connection with its merger into the LVIP Small-Cap Index Fund, which cost will be subject to partial reimbursement by Lincoln Life in accordance with a methodology approved by the Board of Trustees of the Lincoln Variable Insurance Products Trust. The amount to be reimbursed by Lincoln Life will be calculated based upon the savings achieved by the LVIP Delaware Managed Fund and the LVIP Small-Cap Index Fund in the first year following the merger.

      (d) How did the fund pay for unamortized expenses (if any)? See (b) and
         (c) above. No unamortized expenses have been paid to date.

23. Has the fund previously filed an application for an order of the Commission
regarding the Merger or Liquidation?           No

V.       Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?    No

25. Is the fund now engaged, or intending to engage, in any business
activities other than those necessary for winding up its affairs?          No

VI.      Mergers Only

26.   (a) State the name of the fund surviving the Merger:
                 Lincoln Variable Insurance Products Trust

      (b) State the Investment Company Act file number of the fund surviving
        the Merger          811-08090

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     Balanced Portfolio                 333-139240       Form N-14                      December 11, 2006
     Growth Portfolio                   333-139241       Form N-14                      December 11, 2006
     High Yield Bond Portfolio          333-139242       Form N-14                      December 11, 2006
     Money Market Portfolio             333-139245       Form N-14                      December 11, 2006
     S&P 500 Portfolio                  333-139398       Form N-14                      December 15, 2006
     Capital Growth Portfolio,          033-70742        485(a) Amendment to the        December 21, 2006
     International Equity Portfolio,                     Registration Statement on
     Mid-Cap Growth Portfolio,                           Form N1-A
     Mid-Cap Value Portfolio, Small
     Company Portfolio, Small-Cap
     Value Portfolio, Strategic
     Growth Portfolio,Value
     Portfolio, World Growth Stock
     Portfolio

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A


                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section (f) of the Investment Company Act of 1940 on behalf of Jefferson Pilot Variable Fund, Inc., (ii) he is the Secretary of Jefferson Pilot Variable Fund, Inc., and (iii) all actions by shareholder, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                   /s/ Craig D. Moreshead
                                 ---------------------------
                                    Craig D. Moreshead
                                    Secretary